Exhibit 1

VOCE CAPITAL NOMINATES AIR METHODS DIRECTORS

Board Change Imperative to Reverse Underperformance and Director Entrenchment

Voce’s Independent Nominees are Already Air Methods Shareholders, Tightening Board Alignment with Investors

Company’s Recent ‘Three-card Monte Shuffle’ of Directors and Classes Underscores Corporate Governance Failings; Voce Submits Proposal to End Staggered Board

Voce Questions Board’s Purported Strategic Review Process,

Especially Given Director Stock Sales

San Francisco (February 19, 2016) – Voce Capital Management LLC (“Voce”) today sent a letter to the Board of Directors (the “Board”) of Air Methods Corporation (“Air Methods” or the “Company”) (Nasdaq:AIRM), announcing that it has nominated the following highly-qualified candidates for election at the 2016 Annual Meeting:

▪	Joseph E. Whitters, Executive Partner of investment firm Frazier Healthcare Partners and, until its acquisition by Envision Healthcare in October 2015, a Director (and Chairman of the Audit Committee) of medical transportation peer Rural Metro Corporation; and
▪	Richard G. D’Auteuil, Director and Senior Portfolio Manager with Columbia Threadneedle Investments, where he is a long-term and substantial owner of Air Methods’ shares, including owning 1.6% of the Company’s shares outstanding at December 31, 2015.

Both Mr. Whitters and D’Auteuil will be independent Directors and neither has any ties to, nor will receive any compensation from, Voce. Importantly, each has recently purchased Air Methods common stock and is therefore fully aligned with all other shareholders. This stands in stark contrast to Air Methods’ incumbent independent Directors, who have sold 1.4 million shares during the last decade against only 11,000 shares purchased in the open market. The nominees’ detailed biographies are contained in Voce’s letter.

About Voce Capital Management LLC

Voce Capital Management LLC (“Voce”) is a fundamental value-oriented, research-driven investor. Founded in 2011, the San Francisco-based firm is 100% employee-owned.

Media Contact:

Sloane & Company

Elliot Sloane/Dan Zacchei

212.486.9500

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The Pyramid | 600 Montgomery Street San Francisco, CA 94111 (415) 489-2600 tel (415) 489-2610 fax www.vocecapital.com

The full text of Voce’s letter follows:

February 19, 2016

Members of the Board of Directors
Air Methods Corporation
7211 South Peoria Street
Englewood, Colorado 80112

Attention: Corporate Secretary

Ladies and Gentlemen:

As you are aware, Voce Capital Management LLC and its affiliates (collectively, “Voce”) are substantial and long-term owners of Air Methods Corporation (“Air Methods” or the “Company”), having been shareholders since September 2011. Beginning in June of last year, Voce has urged Air Methods to address the destruction of shareholder value wrought by the Company’s problematic ownership structure and to rectify the Board’s lack of alignment with shareholders. We have tried, over the course of several in-person meetings and telephone calls, as well as four detailed letters, to engage constructively with the Board on these issues.

During this time, the Board has never responded to our thorough analyses of the Company’s myriad issues. Instead, it dragged its feet for months before finally turning to outside help for financial advice, and even then disclosed the retention of investment bankers in such a bizarre fashion that the stock actually went down rather than up in the week following the announcement. The ongoing sales of stock by independent Directors – totaling some 1.4 million shares over the last decade – are outrageous in their own right, but the recent December 2015 dispositions during the pendency of the Board’s purported review process have only sown further doubt about the Board’s intentions.

Finally, the 11th hour scrambling of the Board on February 12, 2016 did nothing to assuage our concerns and, in fact, simply strengthened our belief that the Directors’ penchant for self-preservation has eclipsed their fidelity to shareholder interests. The Company did not solicit our views regarding any of the recent Board changes nor invite us to submit our own candidates. It has never attempted to negotiate or cooperate with us in any fashion to forestall the step that its actions have compelled us to take today. Despite the fact that the Board bypassed us completely in its recent, reactive reorganization, in good faith we reached out and proposed to meet with the Board’s hand-selected new Director, Ms. Jessica Wright, in order to gain a better understanding of her potential contributions. Yet our offer was rejected by the Board.

Left with no other choice, we are nominating two directors for election at the 2016 Annual Meeting; the formal submissions of their candidacies accompany this letter. Set forth below are the rationale for the nominations and the basis for our strong belief that our fellow shareholders will elect these outstanding individuals to the Board. In addition, we are so appalled by the Board’s three-card monte shuffle of its Directors and classes that, for the first time in our Firm’s history, we are sponsoring a shareholder resolution calling for repeal of a staggered board.

* * *

Air Methods’ stock continues to disappoint. Sadly, Air Methods’ glory days as a high-flying stock feel like a distant memory. The shares have fallen 10.1% already in 2016 after losing 4.8% in 2015 and 24.4% in 2014. As long-term shareholders like Voce are painfully aware, Air Methods’ shares are worth the same amount today as they were almost four years ago (July 2012). They have also underperformed both the Russell 2000 and S&P 500 over the last 1-, 2- and 3-year periods.[1]

Air Methods remains deeply undervalued. The undervaluation of Air Methods compared to its intrinsic value is now more acute than ever. Air Methods trades today for a paltry 6.6x 2016E EBITDA. This is not only substantially below the 10-11x EBITDA that virtually all medical transportation companies have changed hands for in the private market over the past five years, but it is also a discount to the Company’s own long-term forward EBITDA multiple of 8.2x.

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[1] All stock references assume Air Methods’ closing price of $37.69 on February 18, 2016.

The market does not believe that the Board has a viable plan to create shareholder value. In light of the foregoing statistics, we cannot comprehend why the Board believes that pursuing its historical “roll-up” acquisition strategy will alter its downward trajectory. The stock fell after the announcement of its most recent $225 million purchase of Tri-State Care Flight, despite the Company’s touting of the deal as both strategic and highly accretive. Air Methods’ absurdly high short interest is near all-time highs: 11.6 million shares (32% of the float), requiring 31 days to cover and making it one of the most heavily shorted stocks we have ever seen. The market clearly has zero confidence in the Board’s ability to create shareholder value.

The investment community demands change at Air Methods. We are not alone in our frustration or desire to see fundamental change at Air Methods. We still have yet to encounter a single shareholder who did not agree with our view that the Company should seek to maximize shareholder value immediately rather than continue as a standalone entity. We understand that many of our fellow shareholders have communicated support for our views directly to the Board and management. Several of the analysts following the Company are also on record calling for the Board to consider all alternatives, including a sale, rather than its myopic pursuit of the status quo.

* * *

Air Methods appears to have flubbed its best opportunity to create shareholder value – a sale of the Company – through delay and ineptitude. After several months of pleas from us and many others to explore all avenues to maximize shareholder value, the Board finally conceded in November 2015 that it was working with investment bankers. Yet the lengthy delay in even acknowledging this necessity – by dawdling until both the equity markets and credit markets had begun to convulse last autumn – may have proven fatal to its prospects.

Moreover, the grudging manner in which the Board announced its strategic review appeared to doom it from the start. The Company omitted any reference to the retention of bankers from the 3Q15 earnings release; sandwiched the oral announcement of their hiring in between the scripted comments and the Q&A on the analyst call; and then disingenuously portrayed the engagement as nothing new or important. We have never seen a Company announcing an evaluation of strategic alternatives try so hard to pretend that it is not doing so. Since then, the Board has not provided shareholders with any update or insight into the process and, as we discuss later, the sales of stock by independent Directors during this purported process have eviscerated its credibility. Finally, the market’s “no confidence” vote in the Board’s review can be seen in the shockingly-high short interest – something not typically associated with robust auctions.

* * *

Air Methods’ corporate governance machinery smacks of entrenchment. We have previously written about the barricades the Board has surrounded itself with to insulate it from direct shareholder influence. In our October 20 letter we said:

The Company has adopted a “staggered” Board with three-year terms, a prohibition on shareholders’ ability to call special meetings or solicit consents, an inability of shareholders to remove directors and a plurality election standard which reelects directors even if they fail to receive a majority of the votes cast. None of these represent best governance practices and, taken together, reflect an autocratic governance posture at odds with the Board’s mellifluous tune about receptivity to shareholder concerns.

Lest these concerns appear academic, their pernicious effect is now readily apparent as the 2016 annual meeting approaches: The cumulative impact of these provisions is that shareholders have no way to replace directors outside of the annual meeting process. Yet owing to its staggered Board – itself an anachronism[2] – this year only three of the Company’s nine Directors must face shareholders and, as we discuss below, two of those three Directors were tapped to stand for 2016 reelection just within the last week.

The Board appears more interested in gamesmanship than real change. The 11th hour Board scramble illustrates the preceding point quite succinctly. Late last Friday (February 12) – after the market had closed and most participants had departed for the long Presidents’ Day weekend – the Company announced it was rearranging its Board just one week prior to the deadline for the nomination of directors. Like the “double switch” in baseball, the Board yanked two of its weaker players (Directors Belsey and McNair) from the 2016 line-up while attempting to stack the vote at this year’s meeting by inserting a new Director into the 2016 on-deck circle. The Board then re-classified the CEO, Mr. Todd, from the 2017 class into the 2016 class, thereby choosing to have him face our eventual nominees. This strikes us as particularly inappropriate given that there were three independent Directors in the Class of 2017 who could have rotated into these empty seats, especially in light of the fact that the alignment and motivations of the independent Directors has been a central concern that we have repeatedly raised.

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[2] The overwhelming majority of companies in the S&P 500 do not have staggered boards (436 out of 500) and the continuing trend is toward replacing the holdouts with annual elections. Organizations like the Shareholder Rights Project at Harvard Law School have successfully urged over 100 S&P 500 and Fortune 500 companies to de-stagger their boards since 2012.

Air Methods refuses to engage in meaningful dialogue with us. After all these months, the Board has never provided a substantive response to any of our questions or criticisms. In response to our reasoned written analysis, all we received in reply were laconic form letters devoid of content.[3] Despite our long-term ownership, the Board has not attempted to negotiate or cooperate with us in any way, and as previously observed, the recent scrambling of Directors and classes was done without our participation or input. As noted at the outset, our recent offer to the Board to speak with its newest Director appointee, Ms. Wright, was rejected.

We do not believe the Board is aligned with shareholders. As we have chronicled in all previous communications, the Board’s economic incentives are misaligned with those of shareholders. This can be seen in its unseemly compensation (in particular that of the Chairman, Mr. Kikumoto, who is paid more than $425,000 per year for this non-executive role). It can also be observed by the unrepentant sales of Company stock by independent Directors: In the past ten years, the independent Directors have dumped over 1.4 million shares of Air Methods![4] And during that same period, despite several huge drops in the stock price, their aggregate open market purchases were a mere 11,000 shares.

Perhaps most outrageous of all, the Board permitted Directors Belsey and Tahbaz to sell almost 50,000 shares in December 2015 during the pendency of the purported evaluation of strategic alternatives. How, if the Board were actually undertaking a legitimate, good faith exploration of its strategic alternatives, would this be permissible? Wouldn’t the Directors be in possession, by definition, of material non-public information? And regardless of the ethics or legality of such actions, what does their willingness to transact in Company stock – at a weighted average price of approximately $44 – say about the likelihood that the Board has a plan in place to create shareholder value above that level?

* * *

An “investor mindset” is crucially needed on this Board. Many of the foregoing concerns triangulate around what we perceive to be a common Board shortcoming: the lack of true appreciation of, or sensitivity to, shareholder interests. With all due respect, we do not believe that Air Methods’ Board grasps the expectations of the shareholders for whom it stands as fiduciary. The repeated sales of stock; the tarrying despite the destruction of shareholder

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[3] For example, in response to our September 16, 2015 letter, which ran nine single-spaced pages (including seven footnotes), the Board’s unabridged reply was: “Thank you for your letter of September 16. We always appreciate input from our shareholders and you can be sure that our Board of Directors will consider the points you have raised.”

[4] Since 2013, Directors Belsey, Bernstein, Carleton, Kikumoto, McNair and Tahbaz – a majority of the independent Board members – have all dumped Company shares.

value; and the tone-deaf approach to corporate governance are all of this piece. The Board’s flawed understanding of the impacts that time and risk play when analyzing alternatives to create shareholder value, which we observed in our interactions with Directors, were both surprising and concerning to us.

Voce Capital has recruited two highly-qualified, independent director nominees with no ties to Voce – nor are they receiving any compensation from us.

▪	Joseph E. Whitters. Mr. Whitters is an Executive Partner of Frazier Healthcare Partners, an investment firm. In addition to his oversight of several private companies in Frazier’s portfolio, Mr. Whitters has served on many public boards including those of Mentor Corporation, Solexa, Luminent and Omnicell (Nasdaq:OMCL). He currently serves on the boards of InfuSystems (NYSE:INFU) and PRGX Global (Nasdaq:PRGX) and, from 2014 until October 2015, was a Director of Rural Metro Corporation (and Chairman of its Audit Committee) until its acquisition by Envision Healthcare (NYSE:EVHC). Before Frazier, Mr. Whitters held various finance positions of increasing responsibility at First Health, a managed care organization he helped take public as Chief Financial Officer; prior to that, he held various financial positions with United Healthcare. He is a CPA and began his career in public accounting with Peat Marwick. Mr. Whitters owns 5,000 shares of Air Methods common stock. We believe Mr. Whitters’ extensive operating and financial expertise in healthcare, as well as substantial directorial experience (including the chairmanship of several audit committees), and his recent tenure as a Director of one of Air Methods’ medical transportation peers, make him highly qualified as a Director candidate and that he will bring unique skills and perspective to the Board.
▪	Richard G. D’Auteuil. For the past 23 years, Mr. D’Auteuil has been a Director and Senior Portfolio Manager with Columbia Threadneedle Investments. During this time, and in particular during the past ten years, funds and accounts under Mr. D’Auteuil’s direction have been substantial owners of Air Methods’ shares. As of December 31, 2015, according to public filings such accounts held 637,533 shares, representing 1.6% of Air Methods’ shares outstanding. Mr. D’Auteuil earned an AB, cum laude, from Bowdoin College and an MBA from Carnegie Mellon University. Mr. D’Auteuil owns 8,000 shares of Air Methods common stock. We believe Mr. D’Auteuil’s extensive expertise investing in small-capitalization equities – and in particular his lengthy tenure as a substantial and long-term institutional investor in Air Methods – make him highly qualified as a Director candidate and that he will bring unique skills and perspective to the Board.

Voce’s nominees will greatly enhance the Board’s credibility and alignment with shareholders. In addition to their extensive qualifications, our nominees will narrow the gaping credibility deficit that plagues the current Board. Unlike the existing Directors – some of whom appear to depend on the stipends and regular monetization of shares for their livelihood – our nominees have each made a substantial commitment of personal capital through the recent purchase of Air Methods common stock. The last legacy Director to do so was in 2013, and before him one would have to go back almost ten years to find another open market purchase. Our nominees’ perspective from having made a proactive investing decision to buy Air Methods’ stock will be highly additive to the existing Board’s prevailing profile.

Respectfully yours,

VOCE CAPITAL management LLC

By:	/s/ J. Daniel Plants
J. Daniel Plants
Chief Investment Officer

VOCE CATALYST PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC, VOCE CAPITAL LLC, AND J. DANIEL PLANTS (COLLECTIVELY, “VOCE”), AND RICHARD G. D’AUTEUIL, JR. AND JOSEPH E. WHITTERS (TOGETHER WITH VOCE, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AIR METHODS CORPORATION (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE “PROXY SOLICITATION”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY VOCE WITH THE SEC ON FEBRUARY 19, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

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[1] All stock references assume Air Methods’ closing price of $37.69 on February 18, 2016.

[2] The overwhelming majority of companies in the S&P 500 do not have staggered boards (436 out of 500) and the continuing trend is toward replacing the holdouts with annual elections. Organizations like the Shareholder Rights Project at Harvard Law School have successfully urged over 100 S&P 500 and Fortune 500 companies to de-stagger their boards since 2012.

[3] For example, in response to our September 16, 2015 letter, which ran nine single-spaced pages (including seven footnotes), the Board’s unabridged reply was: “Thank you for your letter of September 16. We always appreciate input from our shareholders and you can be sure that our Board of Directors will consider the points you have raised.”

[4] Since 2013, Directors Belsey, Bernstein, Carleton, Kikumoto, McNair and Tahbaz – a majority of the independent Board members – have all dumped Company shares.